Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Closing of Transaction with Skyharbour and Formation of Four Prospective Exploration Joint Ventures Proximal to Wheeler River

Toronto, ON – December 17, 2025. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is pleased to announce that it has closed the previously announced transaction (the “Transaction”) with Skyharbour Resources Ltd. (“Skyharbour”) (TSX-V:SYH) (OTCQX: SYHBF), (Frankfurt:SC1P) and the formation of four joint ventures consisting of claims previously comprising Skyharbour’s Russell Lake Uranium Project (“Russell”), which is located directly adjacent to Denison’s flagship Wheeler River Project (“Wheeler River”).

The new joint ventures are designed to drive collaboration between Denison and Skyharbour’s technical teams and to accelerate the evaluation of the prospective exploration ground adjacent to and proximal to Wheeler River. Denison will serve as the operator for the Wheeler North and Wheeler River Inliers joint ventures, with ownership interests of 49% and 70% respectively. Skyharbour will serve as the operator for the Russell Lake (or “RL”) and Getty East joint ventures, with Denison having ownership interests of 20% and 30%, respectively.

In addition, Denison and Skyharbour have entered into option agreements (the “Earn-In Option Agreements”), which allow Denison to increase its ownership interest in each of the Wheeler North and Getty East joint ventures to up to 70%.

About Denison

Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan.

In mid-2023, the Phoenix feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study ('PFS') was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval in July 2025 of the project's EA by the Province of Saskatchewan and conclusion in December 2025 of the Canadian Nuclear Safety Commission Public Hearing for Federal approval of the EA and project construction license.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture ('MLJV'), which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV's SABRE mining method having commenced in July 2025 using the MLJV's SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé ('THT') and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited ('JCU'), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison's first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates                                                                                        (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                                                                         (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X (formerly Twitter)                                              @DenisonMinesCo

About Skyharbour

Skyharbour holds an extensive portfolio of uranium exploration projects in Canada's Athabasca Basin and is well positioned to benefit from improving uranium market fundamentals with interest in thirty-seven projects covering over 616,000 hectares (over 1.5 million acres) of land. Skyharbour has acquired from Denison, a large strategic shareholder of Skyharbour, a 100% interest in the Moore Uranium Project, which is located 15 kilometres east of Denison's Wheeler River project and 39 kilometres south of Cameco's McArthur River uranium mine. Moore is an advanced-stage uranium exploration property with high-grade uranium mineralization in several zones at the Maverick Corridor. Adjacent to the Moore Project is the Russell Lake Uranium Project, which hosts widespread uranium mineralization in drill intercepts over a large property area with exploration upside potential. Skyharbour is actively advancing these projects through exploration and drilling programs.

Skyharbour also has joint ventures with industry leaders Denison, Orano Canada Inc., Azincourt Energy, and Thunderbird Resources at the Russell, Preston, East Preston, and Hook Lake Projects, respectively. Skyharbour also has several active earn-in option partners, including CSE-listed Basin Uranium Corp. at the Mann Lake Uranium Project; TSX-V listed North Shore Uranium at the Falcon Project; UraEx Resources at the South Dufferin and Bolt Projects; Hatchet Uranium at the Highway Project; CSE-listed Mustang Energy at the 914W Project; and TSX-V listed Terra Clean Energy at the South Falcon East Project.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to Denison's current intentions, objectives and commitments with respect to the Transaction and the expected benefits thereof; the Company’s exploration, development and expansion plans and objectives; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the parties to the Option Agreement may not complete the option phases as described and/or the exploration objectives may not be achieved. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and other work on the Company’s other properties if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, joint venture approvals, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2025 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.